UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Proved Reserves in 2021

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Rio de Janeiro, January 28, 2022 – Petróleo Brasileiro S.A. – Petrobras discloses its proved reserves of oil, condensate and natural gas, according to SEC (US Securities and Exchange Commission) regulation, estimated at 9.88 billion barrels of oil equivalent (boe), as of December 31, 2021. Oil and condensate, and natural gas correspond to 85% and 15% of this total, respectively.

In 2021, Petrobras made the biggest reserves addition in its history (1.97 billion boe), resulting in a reserves replacement equivalent to 219% of the year's production, already considering assets sales. These results are an evidence of our path of improving our management system, with focus on maximizing our assets value generation.

We added reserves mainly due to the progress in the development of Búzios field, as a result of the acquisition of the Transfer of Rights Surplus and of the signing of the coparticipation agreement, and of investments in new projects to increase recovery in other fields in Santos and Campos Basins, in addition to appropriations related to the good performance of reservoirs. The increase in reserves was also driven by the appreciation of the oil price.

The R/P ratio (ratio between proved reserves and production) increased to 11.0 years.

The evolution of proved reserves is shown in the graph below.

Apparent differences are the result of roundings

[1] Does not consider: (a) natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina; (b) volumes of injected gas; (c) production from extended well tests in exploration blocks; and (d) production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

Petrobras historically submits at least 90% of its proved reserves according to SEC definition to independent evaluation. Currently, this evaluation is conducted by DeGolyer and MacNaughton (D&M).

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) definitions. As of December 31, 2021, the proved reserves according to these definitions reached 10.29 billion barrels of oil equivalent (boe). The differences between the reserves estimated by ANP/SPE definitions and those estimated using SEC regulation are mainly due to different economic assumptions and the possibility of considering as reserves the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil according to ANP reserves regulation.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer